Filed by WellPoint Health Networks Inc.
pursuant to Rule 425 of the Securities
Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities
Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.
Commission File No.: 1-13083

This filing contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts.  Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements.  These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance.  Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include:  those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.  Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

This filing may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, Anthem has filed on November 26, 2003 a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. Anthem will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Anthem’s Current Report on Form 8-K, filed with the SEC on October 27, 2003, contains information regarding Anthem’s participants and their interests in the solicitation.  Information concerning WellPoint’s participants is set forth in the proxy statement, dated March 31, 2003, for WellPoint’s 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A.  Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

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Following is a transcript of a conference call held by WellPoint Health Networks Inc. on January 29, 2004.

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2

Operator

Ladies and gentlemen, thank you for standing by and welcome to the WellPoint Health Networks conference call to discuss fourth quarter 2003 financial results. This call is being recorded. There will be a question-and-answer session at the conclusion of this conference call. [OPERATOR INSTRUCTIONS]

During the course of the call, WellPoint’s management may comment upon expected pricing or cost trends or may make other projections or forward-looking statements regarding the future financial performance of the company. WellPoint cautions you that these forward-looking statements are merely predictions based on current circumstances and that these statements involve a number of risks and uncertainties that may cause actual results to differ materially from those projected. Factors that can cause actual results to differ are discussed in WellPoint’s most recent Form 10-K and the company’s other periodic filings with the SEC.

This presentation may be deemed to be solicitation material with respect to the proposed transaction between Anthem, Inc. and WellPoint. In connection with the proposed transaction, Anthem has filed with the SEC a registration statement on Form S-4, which contains a preliminary proxy statement/prospectus regarding the proposed transaction. The information contained in the preliminary proxy statement/prospectus is not complete and may be changed.

When it becomes available, the final proxy statement/prospectus will be sent to the stockholders of WellPoint and the shareholders of Anthem seeking their respective approval of the proposed transaction. Holders of WellPoint and Anthem common stock are encouraged to read the final proxy statement/prospectus because it will contain important information about the proposed transaction. The final proxy statement prospectus and all other documents filed or to be filed by Anthem or WellPoint with the SEC are or will be available for free both on the SECs website, www.sec.gov, and from Anthem’s and WellPoint’s respective corporate secretaries.

WellPoint and Anthem and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of WellPoint and Anthem’s directors and executive officers will be included in the final proxy statement/prospectus. At this time, I would like to turn the conference call over to Mr. Leonard Schaeffer, WellPoint’s Chairman and Chief Executive Officer.

Leonard Schaeffer  — WellPoint Health Networks Inc. - Chairman & CEO

Thank you, Operator, and thank all of you for joining us for discussion of our fourth quarter results. Today I’ll begin with an overview of WellPoint’s fourth quarter and our full year performance. Dave Colby, our CFO, will then review the financials, and then before we take questions I will conclude with some brief comments about our new technology initiative for physicians.

We had an excellent quarter and an outstanding year. WellPoint’s excellent fourth quarter performance reflects our continued focus on providing value to our customers. Our top line exceeded $5.5 billion during the quarter, a 21% increase from last year’s fourth quarter. With this growth we maintained a stable cost structure — an MCR of an 80% and an SG&A ratio of 16.5%. Operating cash flow of $674 million significantly surpassed net income of $271.5 million. WellPoint’s fourth quarter diluted earnings per share of $1.73 was a 46.6% increase over the same period last year.

Overall, full year 2003 was an outstanding one for our company. We became the second largest insurer in the United States as a result of strong sales in our key geographies and the successful acquisition and integration of Cobalt and Golden West Dental & Vision. We continued to launch innovative new products such as Care Advocate, to help guide members through the medical system; Right Plan, an inexpensive plan for the young invincibles; and Select HMO, which offers members access to quality care with significant savings by using a smaller network of physicians and hospitals.

Our technology investments of over $100 million in 2003 helped our members and physicians interact with us more effectively, improved the claims submission process, and made our IT infrastructure scalable for significant growth going forward. We spent an additional $30 million on our recently announced program to provide technology tools to our network physicians to help them enhance communications with patients, pharmacists and with us, as well as to reduce administrative costs. We continue to take the lead in managing drug spend with programs like Generic Select. And with the announced Anthem merger, we are positioning WellPoint as the nation’s leading health insurer in one of the fastest growing industries over the next 10 years.

Our success in 2003 provides great momentum for an outstanding 2004. Consider the following: Our diluted EPS increased 32% in 2003 compared with the previous year. Cobalt was immediately accretive in the fourth quarter of 2003, ahead of our expectations. As I’ll discuss in a moment, our in-group-change membership. That is, members with existing employers is showing a positive trend suggesting an improving economy. And we are off to a good start in January regarding membership growth with new large group employers and a significant expansion of our relationship with existing accounts. And finally, we jump-started physician connectivity with the launch of our technology initiative.

Turning now to membership, we are pleased with enrollment trends in the fourth quarter, which reflect our ability to offer consumers innovative products that are priced right. Sales trends were outstanding. Fourth quarter sales were 543,000 members compared to 512,000 in the third quarter and 472,000 in the second quarter. In addition, fourth quarter sales increased 13% over sales of 481,000 in the fourth quarter of 2002.

We also like the trend in changes in membership in existing accounts. Recall that in the second quarter of 2003 we experienced a decline of over 100,000 members in existing accounts. In the third quarter the decline narrowed to 62,000 members, and in the fourth quarter the change in existing accounts was an increase of 4,000 members. In a market segment where we have significant competitive advantages — individual and small group — membership trends are excellent. We grew ISG membership in all of our key geographies in 2003, with especially strong growth during the fourth quarter in California and in Georgia.

In the membership tables in our fourth quarter press release, you will see that we made two revisions. We are now including BlueCard host medical members in our membership count. Host members are members covered by another Blue plan who reside in our Blue geographies and use our networks. Note the strong growth in the program from 567,700 members at the end of the first quarter of 2002 to over one million members at the end of the fourth quarter of 2003.

We also changed factors in our HealthLink business and a Missouri TPA joint venture to more accurately reflect the number of members per subscriber as of 12/31/03. We update this factor periodically based on dependent data from our customers. This had the effect of reducing membership by 152,000 in the fourth quarter of 2003. So for example, to get a same store comparison of the fourth quarter of ‘03 to the third quarter of ‘03, subtract 155,000 members from total membership of 14,033,000 in the third quarter and you would show a sequential increase of 131,000 members. It’s important to note that there is no financial impact due to this factor change because we are paid on a per subscriber basis. This is basically the number of dependents per subscriber — the number of family members per subscriber. Please note that the membership numbers for quarters prior to 12/31/03 and the tables attached to the press release do not include this adjustment. We have detailed the effect of this adjustment in footnote (g) of the table for your reference.

Now let me briefly discuss some same store membership results in our key geographies. In California we had an excellent fourth quarter with an addition of almost 57,000 large group members and 25,000 in ISG. Our growth in large group for the first quarter of 2004 may be partially offset by the impact of the striking grocery workers unless there’s a settlement and the members are reinstated. However, this is a network rental account, so if they stay on strike, there will be no material impact on the guidance we gave you earlier this month.

In Georgia, we had another strong quarter in the ISG segment, adding 16,700 members sequentially. We also had an especially strong January in large group with the addition of about 67,000 members through new account wins. In addition, effective in January we have expanded our relationship with large existing national accounts by an estimated 68,000 members as these accounts increasingly are attracted to the value of the BlueCard program.

In Missouri and Wisconsin, our other two Blue states, we continue to capture integration efficiencies that keep us competitive and help us attract more members. Our retention rates on business in Missouri are very good and competitors continue to leave the individual market in that state. As I mentioned earlier, our Wisconsin operations were accretive during the fourth quarter.

In Illinois, where we market under the UNICARE and HealthLink brands, we had good membership growth in the fourth quarter. In Texas, also a UNICARE and HealthLink state, we added 7,200 new members in the fourth quarter. Beginning in the first quarter of 2004, we will launch new, low-price-point products that do not contain previously state mandated benefits as a result of legislation that was passed there last Fall.

Now let me briefly comment about our premium trends in our industry. I can tell you from our perspective we continue to maintain our strict pricing discipline. The important point for you is that with this discipline, we continue to have strong sales, as I mentioned earlier. WellPoint will continue to be aggressive in bringing value to customers through health information and health improvement programs and efforts to enhance administrative efficiency. We want to increase access to quality care and to slow the rate of increase in costs for the benefit of our consumers. Now let me turn the call over to Dave Colby for a discussion of our financials. Dave?

David Colby  — WellPoint Health Networks Inc. - EVP & CFO

Thank you, Leonard. As a WellPoint shareholder, the best way I can describe 2003 is with the word “outstanding.” 2003 began with WellPoint stock at $71.16 and ended with the price at $96.99, a 36.3% increase compared to an increase in the S&P 500 index of 26.4%. Although WellPoint’s stock performed well in 2003, we believe it continues to be an attractive investment for shareholders due to the strong financial performance in recent merger transactions.

In terms of financial performance, WellPoint’s diluted EPS grew 32% between 2002 and 2003. Furthermore, operating cash flow was almost $1.5 billion in 2003, or 156% of net income. From a merger perspective, acquisitions completed in 2003, Golden West Dental & Vision and Cobalt Corporation, had been accretive to 2003 financial results and should continue to provide growth opportunities in 2004. Also in the fourth quarter, we announced a merger with Anthem, Inc., which will create the nation’s leading health benefits company. This transaction is expected to be accretive to WellPoint shareholders and also provide substantial growth opportunities for years to come. Despite this performance and positive outlook, WellPoint’s P/E ratio lags by 40% behind the average P/E ratio for S&P 500 companies.

Turning to FY 2003, it represented another year where WellPoint has met or exceeded analyst expectations. There were no negative surprises in the quarter, and actual performance even exceeded our recently increased guidance given at the beginning of this month. For the fourth quarter of 2003, net income was $271.5 million, or $1.73 per diluted share, which was $0.01 higher than our recently raised guidance. In the fourth quarter of ‘03, the operations of the Cobalt entities were $0.03 accretive to WellPoint’s EPS. The $1.73 diluted EPS represented a 47% increase over results for the fourth quarter of 2002, which was $1.18. For the year, net income was $935 million, or $6.16 per diluted share, which represented a 33% increase over 2002 results of $703 million, or $4.67 per share. On a diluted basis, EPS grew by 32% for the year.

When the Cobalt merger was announced we actually expected WellPoint to generate EPS of $5.50 in 2003, with the Cobalt merger being relatively neutral to 2003 earnings. Despite this much better than expected performance at the other WellPoint entities, during the fourth quarter the Cobalt entities were still able to be accretive by $0.03 to our overall EPS. We believe WellPoint will continue to generate cash flow returns on this acquisition in 2004 which exceed our cost of capital for the acquisition.

Not only were 2003 results over twice our targeted 15% growth rate, but the quality of our earnings is supported by, first, very strong GAAP operating cash flow. In the fourth quarter, we had operating cash flow of $674 million and finished the year at $1,464 billion. Balance sheet claims reserves continue to be based on an assumption for moderately adverse conditions. Our days in medical claims payable, excluding the impact of the Cobalt transaction, increased by 0.7 of a day in the fourth quarter. During the last four years, WellPoint’s days in claims payable have declined as we paid claims faster and reduced the average time between the date our members received service and the date we pay the claim. Our medical claims payable rollforward schedule for 2003 continues to demonstrate that even though days in claims payable have been reduced, our reserving policies have remained consistent and conservative.

Let me now discuss some key income statement and balance sheet items. On the income statement, you look at continued enrollment growth, the Cobalt merger and disciplined pricing resulted in healthy revenue growth in 2003. Our fourth quarter 2003 revenue, excluding investment income, increased 21.2% in the fourth quarter 2002 to $5.5 billion. For FY 2003 our revenues, excluding investment income, grew 18% to $20.1 billion on an 8.7% increase in medical membership. As of December 31, 2003, our insured lives now represent about 59% of our total membership.

The medical care ratio in the fourth quarter of 2003 was 80.0%, which was 36 basis points higher than the third quarter and 207 basis points lower than the fourth quarter of last year. We expected an increase in the fourth quarter this year due to the increased use of deductibles as customers try to mitigate rising medical costs. On a year-over-year basis, WellPoint’s medical care ratio was down 98 basis points, which was due to slightly lower medical trend than expected and our continued ability to price products to cover medical trends.

The SG&A ratio showed year-over-year improvement of approximately 40 basis points despite significant new expenditures for information technology enhancements. For 2003, our SG&A ratio was 16.3%, down from 16.7% in 2002. This improvement is primarily related to three factors. First, the allocation of fixed G&A over our larger membership base. Second, improved productivity from some of our e-Business and other technology initiatives. For example, our EDI rates year-over-year were up from 60.7% to 63.6%. Our auto-adjudication rates were up from 47.8% to 56.4%. And, finally, the ratio was down because our premium rates have increased or were greater than inflation trends for administrative expenses.

With our continued enrollment growth assumptions and as we realize the benefits of our technology investments, we expect the SG&A ratio to continue to decline in 2004, as we discussed on our 2004 guidance call at the beginning of this month. Investment income was $62.4 million in the fourth quarter, which included approximately $5 million of net realized losses in our investment portfolio. Although WellPoint’s cash in investments increased from $6.8 billion to $8.8 billion (or up 29%) in 2003, our investment income (excluding net gains and losses) actually decreased by 5% in 2003 due to lower interest rates. As a result, the lower interest rate environment reduced our earnings growth rate during the year.

The fourth quarter 2003 interest expense of $12.5 million was pretty consistent with prior quarters. Our “other expenses, net,” which is primarily amortization of $15.4 million in the fourth quarter, was slightly higher than prior quarters due primarily to the additional intangible amortization associated with the Cobalt merger. Our tax rate of 40% for the fourth quarter was consistent with prior quarters.

Turning to the balance sheet, due to solid financial performance in cash flow, WellPoint continues to enjoy a financial position that allows it to take advantage of future opportunities. Our fourth quarter debt-to-total capital was down to 18.6%, down from 20.3% in the fourth quarter of last year.

As I said before, our cash flow continued to be strong in the fourth quarter and for the full year 2003 with GAAP operating cash flow of $674 million in the fourth quarter and almost $1.5 billion for the year. At December 31, 2003, cash and investments totaled $8.8 billion. In today’s environment, the quality of earnings is important. I think the ultimate measure of profitability is net cash flow. All I can say is WellPoint completed 2003 with $2 billion more cash and marketable securities in the bank than it started with.

We continue to feel comfortable with our balance sheet reserves for medical claims. Medical claims payable were $2.7 billion at year end 2003. Days in medical claims payable, excluding the impact of the Cobalt acquisition, increased to 60.9 days at September 30 to 61.6 at December 31. This increase in days in claims payable is attributable to three factors: First, you would have seen a 0.9 of a day increase due to the timing of our bi-weekly WPM pharmacy claims payments. Then we also saw offsetting that a 0.9 of a day reduction in the average time between service date and pay date in the third to fourth quarter, and then a 0.7 day increase because of higher IBNR accruals for the flu season and other miscellaneous factors.

While we have tried to explain the changes in days in claims payable each quarter, investors and analysts have requested additional information to evaluate this accounting estimate which has been consistently prepared in accordance with GAAP. Accordingly, included in this earnings release is a 2003 rollforward schedule of medical claims payable. For WellPoint, this schedule shows that in the last three years the conservative claims estimate in the prior year has resulted in positive development in the then current year. That is significant for two reasons.

First, the rollforward schedules that we have released over the last year show that during a period of time when our days in claims payable declined from 72.9 days at the end of 1999 to 63.2 days at the end of 2002 (or a 9.7 day decline between 2000 and 2002), the magnitude of conservatism in the medical claims payable estimate increased from $124 million to $429 million. Since WellPoint uses a consistent reserving methodology each quarter in accordance with GAAP, we currently expect that there will likely be positive development for the year end 2003 medical claims payable just like prior fiscal years.

In terms of long-term debt, it declined $49 million during the fourth quarter. During the quarter, WellPoint did not purchase any of its outstanding common stock due to the pending Anthem merger. From August 1998 to December 2003, we have used $1.2 billion in cash to purchase 29.3 million shares of our common stock at an average price of $42.26. In 2003 we used $268.6 million to acquire 3.9 million WellPoint shares at an average price of $68.64.

Although WellPoint may be more limited or cautious in considering buybacks while the Anthem merger is pending, the new combined entity will have significant liquidity and strong cash flow. Just look at the combined operating cash flows of the two companies in 2003 that were reported today. In 2003, Anthem and WellPoint had $2.6 billion in GAAP operating cash flow, and this is without any synergies realized.

In conclusion, although WellPoint’s stock price has performed exceptionally well in recent years, I still believe it is an attractive investment. Our business fundamentals remain strong as evidenced by greater than 20% top line average annual revenue growth over the past five years due to a product portfolio that customers want as shown by consistent membership growth; a consistent ten-year average earnings growth record, which has significantly exceeded our target annual growth rate of 15% per year, and while the pricing environment has gotten more competitive, it is not irrational; our operating cash flow has consistently exceeded reported net income due to consistent conservative accounting policies and disciplined actuarial analyses; and, finally, the pending Anthem merger will create the nation’s leading health benefits company with significant growth opportunities. With the expected $250 million in synergies, the merger should be accretive. But the true opportunities in the transaction will be profitable revenue growth through new national accounts, more individual and small group members and expanded specialty product sales. We are very excited about the capabilities of the combined new WellPoint.

In the meantime, though, we continue to believe that this is a good business with continuing growth opportunities and we will maintain our focus on increasing shareholder value by meeting the needs of our customers. On January 7 of this year, we provided analysts and shareholders specific earnings guidance for 2004 for a variety of income statement and balance sheet items that exclude  the potential impact of the Anthem merger. We remain comfortable with that guidance and street estimates of approximately $7.10 EPS for 2004.

This discussion did contain certain non-GAAP financial measures as defined by the rules of the Securities and Exchange Commission. As required by the rules, a reconciliation of those measures to the most directly comparable GAAP measures is available on our website, which can be found at www.wellpoint.com. Also an audiolink of the entire call is made available on our website following the call. I would now like to turn the call back over to Leonard for a couple of closing remarks on our physician technology initiative we announced at the end of 2003.

Leonard Schaeffer  — WellPoint Health Networks Inc. - Chairman & CEO

Thanks, Dave. Earlier this month we launched an initiative that we think is extremely important because it will jump-start our physicians’ participation in the electronic medical community and it will lower our cost. Our network doctors are being given a choice of two technology packages that will help them reduce administrative costs and abrasion while helping them improve the quality of patient care.

The two options are, first, a prescription improvement package. This involves a hand-held electronic prescribing unit, which will allow physicians to electronically generate prescriptions. A wireless hand-held PDA, a wireless access point and a one-year subscription to any prescribing service are all included in this package.  Physicians will be able to use this system to easily write prescriptions and either have them automatically faxed or e-mailed to the pharmacy of their choice. With this package, physicians will be given a tool to help improve the quality of care and safety for all of their patients since these devices provide access to formularies, drug interaction information and most commonly prescribed medications.

The alternative is what’s called the “paperwork production package,” a fully loaded professional grade computer and printer to facilitate online communications including paperless submission of claims. This package is targeted to our physicians who are not making full daily use of information technology or the Internet. The system will provide the basic infrastructure for on-line communication, including paperless submission of claims as well as improved communications regarding member eligibility and claims administration.

Dell Computer is providing the hardware for these packages and Microsoft and its partners are supplying the software.

19,000 physicians in our four Blue geographies are being offered the choices of these two packages free of charge. And over 170,000 network physicians nationwide can choose a package at a substantial discount, which we have negotiated on their behalf.

This program has the potential to improve the quality of medical care and reduce errors. It will also help reduce administrative costs for WellPoint.  We received 63.6% of our claims electronically in 2003 and, clearly, we want to move this number up much higher. The cost to process a paper claim is roughly 2.5 times the cost to process an electronic claim, so there are clearly significant savings to be realized as we help physicians increase electronic submissions. In 2003, an average of 38 days elapsed from the date of medical service to the time we received the claim. We want to significantly reduced claims processing cycle time by using electronic communications.

The rationale for this initiative is a decision that WellPoint has made to invest in the future by taking a major step to digitize the medical community. We want to more effectively use information technology to support evidenced-based decision-making. I believe this initiative provides a very significant opportunity to offer our members access to enhanced quality of care at a lower cost. Now we’d like to take any questions you may have. Operator?

QUESTION AND ANSWER

Operator

Ladies and gentlemen, we will now open the call up for a question-and-answer session. [OPERATOR INSTRUCTIONS] Your first question comes from Josh Raskin of Lehman Brothers.

Joshua Raskin  — Lehman Brothers

Leonard, just a quick question on the physician initiative that you were just outlining and I read a little bit about it. Wondering - is that directly linked up to WellPoint Pharmacy Management as well, or can the physicians actually use this for all of their health plans and, therefore, theoretically be more efficient in general?

Leonard Schaeffer  — WellPoint Health Networks Inc. - Chairman & CEO

They can do both. They can use it for any health plan and, obviously, we will make it easy for them to link up with our plan. But the idea is to move the entire healthcare community forward and to basically take the first step in wiring all physicians. But it will benefit every PBM and it will benefit every healthcare insurer.

Joshua Raskin  — Lehman Brothers

That’s good. I appreciate that. Just a second quick question, in terms of hospital pricing and the environment there, I was wondering, have you seen any differences as you came into 2004, and then maybe just an update as to what percentage of your facilities are up for recontracting in 2004?

Leonard Schaeffer  — WellPoint Health Networks Inc. - Chairman & CEO

I think as we have said in the past, we try to get long-term or “longish”-term relationships - three-year contracts, and we try to spread the renewals over time. So we are in a regular process of renewing and extending contracts. And I think that things have calmed down. Just read the newspapers. We haven’t had the kind of issues that we’ve had in the past, because I think people are in a more rational environment and things are moving along smoothly.

Joshua Raskin  — Lehman Brothers

Would you say that the calming down, the more rational environment, means that the institutions are requesting more reasonable rate increases?

Leonard Schaeffer  — WellPoint Health Networks Inc. - Chairman & CEO

I don’t want to comment on what they are requesting. I will say that we seem to get things resolved on a timely basis; and no one, I think, neither the hospitals nor any health plan, wants to put a member in a situation where they might not get access to care. I think the environment we are in makes everybody focus on getting these negotiations resolved.

Joshua Raskin  — Lehman Brothers

That’s helpful. Thanks.

Operator

Your next question is from Charles Boorady of Smith Barney.

Charles Boorady  — Smith Barney

Thanks, good morning. I’m wondering if you can go through the components of medical cost trend in terms of the pricing and utilization expectations for ‘04?

David Colby  — WellPoint Health Networks Inc. - EVP & CFO

I can go for ‘04. We are consistent with what we said on January 7. I would not change anything there.

Charles Boorady  — Smith Barney

Okay.

David Colby  — WellPoint Health Networks Inc. - EVP & CFO

Physician services generally in the mid single-digit range, hospital services in the mid to upper single-digit range. Pharmacy costs in the low double-digit range. And then the highest rate of increase right now is still outpatient utilization, which is both at the hospital setting and free-standing setting which is in the mid to upper teens.

Charles Boorady  — Smith Barney

Do you have any change in expectations in light of — in California on the hospital side in light of what’s going on with Tenet, and also just generally speaking with respect to hospitals having to increase their capital spend to go comply with the earthquake regulations? Are you seeing any —

David Colby  — WellPoint Health Networks Inc. - EVP & CFO

Remember these earthquake regulations are nothing new, although they seem to get a lot of focus yesterday given Tenet’s announcement. I think most of them were passed right after the Northridge quake in ‘94.

Charles Boorady  — Smith Barney

Right.

David Colby  — WellPoint Health Networks Inc. - EVP & CFO

It was supposed to take effect in early 2000 or 2001, got delayed, and now are back to 2010. So I don’t think there’s anything new in terms of seismic requirements. I think all the hospitals are gearing up and getting ready to do it. I think we hear more stuff about hospitals regarding nurse staffing ratios right now, today. But as Leonard said we have had very good success and we’ve seen — I told you what our inpatient experience in the aggregate has been.

Charles Boorady  — Smith Barney

I guess the surprise is that hospitals tend to put off all capital spending until beyond deadline. The same thing was true with HIPAA. I’m wondering do you have a sense for how — what percent of hospitals you contract with are already compliant and which ones would have to —

David Colby  — WellPoint Health Networks Inc. - EVP & CFO

It would be purely speculation. I would ask that of the hospital companies.

Charles Boorady  — Smith Barney

In terms of your contracting, though, this hasn’t been coming up as a new issue?

David Colby  — WellPoint Health Networks Inc. - EVP & CFO

Well, they bring up all the issues that they have. It’s always a negotiation.

Charles Boorady  — Smith Barney

Just one question on the reserve table. What would the pro forma incurred claims related to prior years have been excluding the Cobalt acquisition?

David Colby  — WellPoint Health Networks Inc. - EVP & CFO

Cobalt was not in that because that is in the top number.

Charles Boorady  — Smith Barney

That’s on the acquisition line up above.

David Colby  — WellPoint Health Networks Inc. - EVP & CFO

Correct.

Charles Boorady  — Smith Barney

Okay. Great. Thanks.

Operator

Your next question comes from Bill McKeever of UBS.

William McKeever  — UBS

A philosophical question about the Medicare business. Obviously the rates are due tomorrow and then you have to tell what counties you are going to be going into. Any thoughts if you might be expanding your Medicare business in ‘04?

Leonard Schaeffer  — WellPoint Health Networks Inc. - Chairman & CEO

No. The new bill provides a bunch of opportunities, and we are looking at all of them. We will be looking at the — or submitting an application regarding the prescription drug card program, and we will be looking forward to some of the new things that become available in 2006. I think the — philosophically we are very pleased with where the Congress and the Administration came out in terms of expanding choices for Medicare eligibles. We are very pleased with the HSA opportunity, and we will be rolling out some products in the first quarter of this year. I think there are a bunch of issues that surround Medicare Plus Choice, and we will continue to do what we’ve done in the past, which is where we can, we offer it as an accommodation to our membership base, and we do not offer it where we don’t think it’s profitable or helpful to members.

William McKeever  — UBS

Okay, great. Thanks for that. And then just on the statistics, Dave, you gave earlier. Autoajudication rates going up quite a bit to 56%. Is there a natural limit that you might be hitting anytime soon. In other words, does it cap out around 60% as it gets harder and harder to change those last physicians who aren’t doing that kind of — submitting claims electronically?

David Colby  — WellPoint Health Networks Inc. - EVP & CFO

There probably is a sort of natural limit. Probably less with the physicians as much as when you start getting to the more complicated hospital claims that wind up requiring additional pieces of information. I think there’s — 56.4% is a nice improvement, but it’s nowhere near where it needs to get to.

Leonard Schaeffer  — WellPoint Health Networks Inc. - Chairman & CEO

And there is a lot of upside. We’ve got to get the right equipment in people’s hands. It has to do with how you do benefit design and how you edit claims. If you can edit claims electronically online, there is tremendous potential for improving adjudication rates.

William McKeever  — UBS

Great. Thanks very much. Congratulations again.

Operator

Your next question is from Patrick Hojlo of Credit Suisse First Boston.

Patrick Hojlo  — Credit Suisse First Boston

Good morning, guys. I have a quick question on the change of that conversion factor. I’m actually just curious. What was the impetus for that change? What would make you change it again?

Leonard Schaeffer  — WellPoint Health Networks Inc. - Chairman & CEO

In regard to HealthLink is your question?

Patrick Hojlo  — Credit Suisse First Boston

Exactly. I’m actually curious, what conversion factor you use for your PBM, as well, if you are willing to answer that, also?

Leonard Schaeffer  — WellPoint Health Networks Inc. - Chairman & CEO

The issue is, I think, a macro issue across the industry; and it has to do with dual coverage and dependent coverage. Increasingly employers are saying that if an employee has a working spouse and that working spouse has coverage at his or her place of employment, that that working spouse should take that coverage.

So what we are seeing, I think, is a reduction in the dual coverage; and I think you’ll see that across the board as employers increasingly take that position.

Almost all of our membership data in our Blue plans is actual name, address, telephone number of people we know. And we have worked very hard as a company to have very, very accurate information about our membership.

In two places it is not the actual name, address, and telephone number but it is a calculation. HealthLink is one of them because the HealthLink model charges on a subscriber base not on a member base. And this home/host is also a calculation. It’s based on the number of claims that are submitted and assumption about how that translates back into membership. We test those assumptions on a regular basis. And there will be some changes over time as the number of dependents change or the ratio of subscribers to dependents change, and if there were to be any changes in the ratio of claims to individual members. But we test those all the time, and the right time to make those kind of changes is obviously at year end as you go into a new year.

David Colby  — WellPoint Health Networks Inc. - EVP & CFO

And I will point out that the change has absolutely no impact financially on us.

Leonard Schaeffer  — WellPoint Health Networks Inc. - Chairman & CEO

Right —

Patrick Hojlo  — Credit Suisse First Boston

Oh, sure, of course —

David Colby  — WellPoint Health Networks Inc. - EVP & CFO

And I think your other question in terms of our PBM, we generally have the member dependent where we do the counts there is whether it’s just a claims administration, whether there’s a clinical component, whether it’s a mail order member, too, so you can — but those are actual counts.

Patrick Hojlo  — Credit Suisse First Boston

Those are actual counts. Okay.

Leonard Schaeffer  — WellPoint Health Networks Inc. - Chairman & CEO

It’s preferable to have the actual member name. But in the cases of HealthLink and with home/host, the business model does not allow that to happen, so you do the calculations.

Patrick Hojlo  — Credit Suisse First Boston

Sure. I just know in the PBM business there can be a — there’s sometimes a range of ways that some of your peers count members, so hence the question. I want to follow up on this IT initiative that I think is really interesting, and that as someone who has done a lot of work with healthcare IT it’s actually kind of exciting to see. I’m curious first of all what software partners Microsoft is using and who you are using as an e-prescribing service provider? And, secondly, I’m wondering is there something that’s changed in your minds that suddenly makes this an issue upon which you can get an adequate return, or is this more a function of the fact that you guys have had such strong results from recent quarters you can afford to do a little bit of experimenting in this area?

Leonard Schaeffer  — WellPoint Health Networks Inc. - Chairman & CEO

As to the first part of your question, we have gone into this with Dell and Microsoft as partners; and what we’re hoping to do is to have them help us do the installation at physicians’ offices. And I think as we move through time we will be able to answer the questions you’ve asked a little bit more closely, because we’ll have experience on the ground. I think the importance of this is that the notion that we have to jump-start the medical community. Hospitals by and large are into the 20th century because they have such large data processing requirements. But physicians have not made jump, and we have to get them to the 21st century. And the only way that’s going to happen, I think, is to make the hardware and software they need available at a very low cost and to demonstrate the advantages to them through installing that equipment. And that’s what this is about.

This is not an inexpensive undertaking, and it’s not an easy one; but we are hopeful that we can bring 20,000+ physicians or 19,000+ physicians not just into the 21st century but they can be examples to their colleagues of the reduction in administrative costs and the increase in quality that can be grasped. And with that, I think you will see a dramatic increase in the number of other physicians who will take advantage of the discount we’ve negotiated. And net/net I think it will be hugely advantageous to the American healthcare system. We are big enough at this point where we have to take those kind of responsibilities and make those kinds of investments. And I am very happy that our board saw fit to authorize it, because it is a massive investment.

Operator

Your next question is from Eric Veiel of Wachovia Securities.

Eric Veiel  — Wachovia Securities

Yeah, just two questions. First, on the HSA products, can you give us a little bit of an idea in terms of geography where those will first roll out, and if you will be using partners to help manage the accounts that get set up?

Leonard Schaeffer  — WellPoint Health Networks Inc. - Chairman & CEO

We will — the Medicare bill included these tax-favored health savings accounts. And what’s very pleasing to us is that Congress included language that makes them a more viable product for PPO-type products which will expand our ability to offer a range of products. And you’ll recall the whole notion of choice is what our company is focused on. We think that HSAs and high-deductible coverage will be attractive to individuals in small groups as well large groups. Our Phase I approach will be to introduce a variety of products over time beginning in the first quarter by offering HSA compatible high-deductible health plans.

I think we will learn more about it as these things are both marketed and used. And eventually, I think, we will roll out a series of these plans that can be used in small groups, large groups and jumbo accounts. I think, though, that it is going to take a while for the individuals and particularly for employers to sort of kick the tires, understand what the effect is going to be, understand how this stuff works. And we are going to try to offer options in different geographies and options in different market segments to help our customers make those choices. My guess is that we’ll start slowly, but there’s a tremendous potential out in time.

Eric Veiel  — Wachovia Securities

Okay. So in terms of the actual geographies, though, you don’t want to be more specific as to which parts of the country might see this first, or is it going to be national?

Leonard Schaeffer  — WellPoint Health Networks Inc. - Chairman & CEO

It will be national. We have a group of people that have been working on these things for some time. Again, the devil’s in the details. You have to get the actual regulations and then be able to roll them out. But they’ll come out beginning, as I said, in the first quarter; and they will be available across the country.

Eric Veiel  — Wachovia Securities

Thanks. My second question, actually, is also related to the initiative on the technology front. I think, Leonard, actually you characterized it as a massive investment. Can you just give us — understand how much of this is going to be capitalized, how much is going to be run through the P&L, and sort of what the time frame might be?

David Colby  — WellPoint Health Networks Inc. - EVP & CFO

The initiative is in about — a little bit over $30 million and we are expensing it. And it’s all included in the numbers that we reported in our guidance.

Eric Veiel  — Wachovia Securities

Great. Thank you very much.

Operator

Next question is from Adam Miller of Williams Capital Group.

Adam Miller  — Williams Capital Group

Good morning. Good afternoon, actually. I’ve got two questions. First, can you give us an update on the State of Georgia account and where you are in terms of the renegotiation? Because it looks like they fired their administrator and looking to talk to you guys again.

Leonard Schaeffer  — WellPoint Health Networks Inc. - Chairman & CEO

I think I would refer you to the newspaper reports in Georgia. But based on those reports, it is quite clear that the State has terminated some of the activity they had planned with a contractor down there to develop new systems for the state account and that is not going to happen. Given that that is not going to happen, we are in active negotiations with them to extend our contract and want to work productively with them so that no State employee is ever in a position of not being supported. And I think we’ll have that resolved fairly soon.

Adam Miller  — Williams Capital Group

Thank you. And then going back to the technology initiative, can you talk a little bit about the decisions factors that were used to identify the physicians? And I noticed that you only are targeting the physicians in your Blues network and not in UNICARE.

Leonard Schaeffer  — WellPoint Health Networks Inc. - Chairman & CEO

It has to do — the criteria with selection had to do with the volume of activity with our company; and that, you find the high volume physicians would be primarily in the Blue states and because of our market penetration in those states, so that’s why it’s in the Blue states. It had to do with identifying in each state a level of activity that put providers in the upper tier, and that’s basically the logic. So we will get the benefit, we will get substantial benefit from the technology by virtue of the fact that the physicians who get the technology are the highest utilizers.

David Colby  — WellPoint Health Networks Inc. - EVP & CFO

In terms of the ones that we’re funding it’s the high number of visits, high number of our members that they see but we are making the discounts, which are substantial, available to all of our network doctors.

Leonard Schaeffer  — WellPoint Health Networks Inc. - Chairman & CEO

$30 million is what we will spend. The market — the retail value of the equipment is about $40 million.

Adam Miller  — Williams Capital Group

So these are high volume physicians who are not submitting claims electronically. So what’s your —

David Colby  — WellPoint Health Networks Inc. - EVP & CFO

Some are and those who are submitting electronically probably will choose not the paperwork reduction package but the e-prescribing and other package.

Leonard Schaeffer  — WellPoint Health Networks Inc. - Chairman & CEO

And in some cases where we have large clinics we are going to encourage them to roll up the total dollar value and to buy, if will you, more exotic equipment because their environments include — frequently they have servers and they have data bases of their own that can help improve their ability to analyze and massage that data and get it to us in a — and have a, if we can, all of our relationships in electronic form. So the two options are aimed at getting the smaller offices into the digital economy, but the bigger clinics will have much more flexibility. And we imagine some of them will be quite innovative in how they use the additional dollars.

Adam Miller  — Williams Capital Group

That’s great. So right now you are at 63.6% electronic claims. I know you’ve been working on your own proprietary EDI infrastructure. What’s the target for this moving forward?

David Colby  — WellPoint Health Networks Inc. - EVP & CFO

Every time we set a target we wind up exceeding it. It’s one that we are now just in a continuous process of improvement.

Leonard Schaeffer  — WellPoint Health Networks Inc. - Chairman & CEO

And without taking up too much time — I know this is supposed to be our performance results — the payoff here is not just the administrative improvement. What this is all about is moving to evidence-based medicine. What this is all about is being able to gather all the data that we can about diagnosis and patient care and helping our physician colleagues analyze and discover what are the treatment modalities that have the best outcome. If you get enough data — and this is one of the benefits, frankly, of the merger with Anthem — if you get enough data you can feed that back to physicians and help them change their practice patterns to end up with more effective practice patterns. And that’s the big pay off. That allows us not just to reduce cost but to improve quality of care. And no one has ever been able to do that before.

Operator

Your next question is from Mark Giambroni of Barrow Hanley.

Mark Giambroni  — Barrow Hanley

Good morning, fellows. Great quarter. I just wanted to ask one question. As you think about these two entities being put together and the tremendous cash flow that you’ll have. I’m curious as to your opinion or thoughts on establishing a dividend policy and potentially paying a significant dividend?

Leonard Schaeffer  — WellPoint Health Networks Inc. - Chairman & CEO

We’ve mentioned this in previous discussions. Our board looks at the use of the cash flow on a regular basis, and I would assume the Anthem board does as well. And clearly with the change in taxation levels, we have to take another close look at our policy. But that is a board decision, and they review it on a regular basis and will continue to review it, I think, when the — once the transaction closes.

Mark Giambroni  — Barrow Hanley

Okay. thank you.

Operator

Ladies and gentlemen, thank you for joining us. This concludes our call. You may now disconnect.